Dreyfus Premier Core Equity Fund

SEMIANNUAL REPORT February 28, 2006



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Core Equity Fund, covering the six-month period from September 1, 2005, through February 28, 2006.

Despite a relatively choppy market environment for most stocks over much of the reporting period, several major indices posted solid gains, while the Dow Jones Industrial Average — a popular barometer of large-cap stocks — achieved levels not seen in nearly five years. Investors recently have responded more positively to better-than-expected corporate earnings and evidence that the U.S. economy has continued to grow at a moderate pace even after fourteen interest-rate hikes and the disruptions of last fall's Gulf Coast hurricanes. In addition, energy prices generally have retreated from their post-Katrina peak, helping to ease inflation concerns, and more investors seem to be anticipating the end of the Federal Reserve's credit-tightening campaign.

While overall market sentiment appears to have improved, investors have remained more interested in smaller companies with higher growth rates, and the stocks of very large companies have continued to lag the averages. Midcap stocks produced the highest returns of any capitalization range over the reporting period, followed closely by small-cap stocks. As a result, a number of the market's well-known, multinational "blue-chip" stocks ended the reporting period at valuations below their historical averages.

As always, your financial advisor can discuss investment options that may be suitable for you in this environment. For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2006



DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Premier Core Equity Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund produced total returns of 1.44% for Class A shares, 1.00% for Class B shares, 1.07% for Class C shares, 1.56% for Class R shares and 1.29% for Class T shares.[1] For the same period, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a 5.92% total return.[2]

Despite concerns regarding the potential economic impact of the Gulf Coast hurricanes and rising interest rates during the reporting period, stock prices rose modestly amid sustained economic growth. However, the fund's returns were lower than the benchmark, primarily due to its relatively heavy exposure to energy stocks that failed to advance when oil and gas prices moderated.

What is the fund's investment approach?

The fund seeks long-term capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in common stocks of U.S. and foreign companies with market capitalizations exceeding $5 billion at the time of purchase, including multinational companies.

In choosing stocks, the fund first identifies economic sectors that it believes will expand over the next three to five years or longer. Using fundamental analysis, the fund then seeks companies within these sectors that have dominant positions in their industries and that have demonstrated sustained patterns of profitability, strong balance sheets, and expanding global presence and the potential to achieve predictable, above-average earnings growth. The fund is also alert to companies which it considers undervalued in terms of current earnings, assets or growth prospects.

The fund employs a "buy-and-hold" investment strategy, which generally has resulted in an annual portfolio turnover of below 15%. As a result, the fund invests for long-term growth rather than short-term profits.

What other factors influenced the fund's performance?

Despite steady economic growth and rising corporate earnings, returns from large-cap growth stocks remained limited during much of the reporting period by investors' concerns regarding the potentially eroding effects of rising interest rates and high energy prices on future financial results. In fact, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates, driving the overnight federal funds rate from 3.5% to 4.5% in an ongoing effort to forestall potential inflationary pressures. The damage inflicted by the Gulf Coast hurricanes also depressed investor sentiment for part of the reporting period.

In addition, the fund was adversely affected by volatile energy prices. Unlike previous reporting periods, when soaring oil and gas prices drove energy stocks sharply higher, energy-related commodity prices generally moderated during the reporting period, and some energy stocks gave back a portion of their previous gains. Because we allocated a greater percentage of the fund's assets than the benchmark to large, multinational energy producers that we expect to benefit from long-term supply-and-demand trends, these short-term developments undermined the fund's relative performance for the reporting period.

The fund's results also were hindered by weakness among its technology holdings, which are concentrated in two of the sector's leaders: software giant Microsoft and microprocessor maker Intel. Intel was hurt late in 2005 by an earnings report that fell short of analysts' forecasts due to competitive pressures and lackluster customer demand. In the consumer staples sector, modest declines in the shares of beauty products purveyor Estee Lauder Cos. and beverage producers Coca-Cola and Anheuser-Busch Cos. also detracted from the fund's relative performance.

On the other hand, stronger results from the fund's consumer discretionary holdings enabled the fund to participate to a degree in the market's modest rise. The sector's returns were led by publisher

McGraw-Hill Cos., which enjoyed improved revenues and earnings from its Standard & Poor's financial data and publishing subsidiary. The fund also benefited, on a relative basis, from its lack of exposure to the underperforming utilities sector.

Changes to the fund's investment portfolio during the reporting period included the sale of its position in mortgage agency Freddie Mac, which had rebounded after a period of weakness.

What is the fund's current strategy?

Although the reporting period proved to be a difficult time for our "buy-and-hold" approach, we remain committed to our disciplined strategy of focusing on high-quality companies benefiting from long-term trends. For example, we expect energy stocks to rise further due to greater global demand for an increasingly limited supply of oil and gas. In addition, after being out of favor among investors for several years, valuations of many well-known, blue-chip growth stocks have reached attractively low levels compared to historical averages. With the Fed nearing what we believed to be the end of its credit-tightening campaign and the economy entering a more mature phase, we believe that investor sentiment may begin to shift toward leading companies with track records of consistent earnings and dividend growth, thereby rewarding investors for their patience and long-term perspectives.

March 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through October 4, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Core Equity Fund from September 1, 2005 to February 28, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.69	$ 10.47	$ 10.47	$ 5.45	$ 7.94
Ending value (after expenses)	$1,014.40	$1,010.00	$1,010.70	$1,015.60	$1,012.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.71	$ 10.49	$ 10.49	$ 5.46	$ 7.95
Ending value (after expenses)	$1,018.15	$1,014.38	$1,014.38	$1,019.39	$1,016.91

† Expenses are equal to the fund's annualized expense ratio of 1.34% for Class A, 2.10% for Class B, 2.10% for Class C, 1.09% for Class R and 1.59% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

February 28, 2006 (Unaudited)

Common Stocks—99.8%	Shares	Value ($)
Consumer Discretionary—14.5%		
CBS, Cl. B	10,000	244,600
Home Depot	50,000	2,107,500
McDonald's	40,000	1,396,400
McGraw-Hill Cos.	120,000	6,370,800
News, Cl. A	210,200	3,422,056
Target	45,000	2,448,000
Time Warner	21,500	372,165
Viacom, Cl. B	10,000 [a]	399,600
Wal-Mart Stores	100,000	4,536,000
Walgreen	166,000	7,446,760
		28,743,881
Consumer Staples—24.0%		
Altria Group	180,000	12,942,000
Anheuser-Busch Cos.	64,000	2,658,560
Coca-Cola	190,000	7,974,300
Colgate-Palmolive	28,000	1,525,440
Estee Lauder Cos., Cl. A	40,000	1,496,800
Nestle, ADR	70,050	5,150,146
PepsiCo	118,000	6,974,980
Procter & Gamble	145,000	8,689,850
		47,412,076
Energy—18.7%		
BP, ADR	112,000	7,439,040
Chevron	121,000	6,834,080
ConocoPhillips	70,000	4,267,200
Exxon Mobil	215,060	12,768,112
Occidental Petroleum	20,000	1,830,800
Royal Dutch Shell, Cl. A, ADR	57,000	3,447,360
Total, ADR	4,000 [b]	504,520
		37,091,112
Financial—17.9%		
American Express	80,000	4,310,400
Ameriprise Financial	16,000	727,680
American International Group	40,580	2,692,889
Bank of America	105,000	4,814,250

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Citigroup	185,233	8,589,254
HSBC Holdings, ADR	35,000	2,999,150
JPMorgan Chase & Co.	100,000	4,114,000
Merrill Lynch & Co.	55,000	4,246,550
SunTrust Banks	39,000	2,822,430
		35,316,603
Health Care–9.0%		
Abbott Laboratories	70,000	3,092,600
Eli Lilly & Co.	67,000	3,726,540
Johnson & Johnson	90,000	5,188,500
Merck & Co.	50,000	1,743,000
Pfizer	130,350	3,413,867
UnitedHealth Group	10,000	582,300
		17,746,807
Information Technology–6.3%		
Intel	385,000	7,931,000
Microsoft	170,000	4,573,000
		12,504,000
Industrial–8.1%		
Emerson Electric	60,000	4,908,600
General Electric	298,000	9,795,260
Praxair	25,000	1,349,500
		16,053,360
Transportation–1.3%		
United Parcel Service, Cl. B	35,000	**2,614,850**
Total Common Stocks		
(cost $164,019,862)		**197,482,689**

Investment of Cash Collateral for Securities Loaned—.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $78,000)	78,000 c	**78,000**
Total Investments (cost $164,097,862)	**99.8%**	**197,560,689**
Cash and Receivables (Net)	**.2%**	**311,803**
Net Assets	**100.0%**	**197,872,492**

ADR—American Depository Receipts.

a *Non-income producing.*

b *All or a portion of this security is on loan. At February 28, 2006, the total market value of the fund's security on loan is $75,678 and the total market value of the collateral held by the fund is $78,000.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Consumer Staples	24.0	Industrial	8.1
Energy	18.7	Information Technology	6.3
Financial	17.9	Transportation	1.3
Consumer Discretionary	14.5		
Health Care	9.0		**99.8**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $75,678)–Note 1(b):		
Unaffiliated issuers	164,019,862	197,482,689
Affiliated issuers	78,000	78,000
Dividends receivable		584,466
Receivable for shares of Capital Stock subscribed		70,396
Receivable for investment securities sold		593,132
		198,808,683
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		259,045
Payable for shares of Capital Stock redeemed		298,322
Cash overdraft due to Custodian		172,212
Bank loan payable–Note 2		125,000
Liability for securities on loan–Note 1(b)		78,000
Interest payable		3,612
		936,191
Net Assets ($)		**197,872,492**
Composition of Net Assets ($):		
Paid-in capital		171,407,867
Accumulated undistributed investment income–net		253,751
Accumulated net realized gain (loss) on investments		(7,251,953)
Accumulated net unrealized appreciation (depreciation) on investments		33,462,827
Net Assets ($)		**197,872,492**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	86,496,806	42,786,042	65,325,338	110,486	3,153,820
Shares Outstanding	5,801,467	2,912,151	4,448,214	7,283	213,200
Net Asset Value Per Share ($)	**14.91**	**14.69**	**14.69**	**15.17**	**14.79**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $10,578 foreign taxes withheld at source):	
Unaffiliated issuers	2,435,827
Affiliated issuers	478
Income from securities lending	1,194
Total Income	**2,437,499**
Expenses:	
Management fee–Note 3(a)	1,146,237
Distribution and service fees–Note 3(b)	691,504
Interest expense–Note 2	7,561
Loan commitment fees–Note 2	990
Total Expenses	**1,846,292**
Less–reduction in management fee due to undertaking–Note 3(a)	(12,067)
Net Expenses	**1,834,225**
Investment Income–Net	**603,274**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,078,813
Net unrealized appreciation (depreciation) on investments	904,396
Net Realized and Unrealized Gain (Loss) on Investments	**1,983,209**
Net Increase in Net Assets Resulting from Operations	**2,586,483**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):		
Investment income–net	603,274	2,197,149
Net realized gain (loss) on investments	1,078,813	(3,220,317)
Net unrealized appreciation (depreciation) on investments	904,396	16,314,263
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,586,483**	**15,291,095**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(710,903)	(1,118,253)
Class B shares	(238,932)	(192,462)
Class C shares	(363,314)	(278,933)
Class R shares	(885)	(8,340)
Class T shares	(19,703)	(26,462)
Total Dividends	**(1,333,737)**	**(1,624,450)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	5,465,376	19,375,878
Class B shares	685,135	4,422,835
Class C shares	3,928,175	15,837,717
Class R shares	6,358	98,816
Class T shares	662,298	512,703
Dividends reinvested:		
Class A shares	513,073	812,053
Class B shares	174,521	140,739
Class C shares	181,257	139,701
Class R shares	719	8,348
Class T shares	19,169	25,969
Cost of shares redeemed:		
Class A shares	(15,754,212)	(33,105,895)
Class B shares	(5,780,088)	(10,283,224)
Class C shares	(11,221,153)	(22,033,061)
Class R shares	(466)	(612,121)
Class T shares	(590,072)	(180,374)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(21,709,910)**	**(24,839,916)**
Total Increase (Decrease) in Net Assets	**(20,457,164)**	**(11,173,271)**
Net Assets ($):		
Beginning of Period	218,329,656	229,502,927
End of Period	**197,872,492**	**218,329,656**
Undistributed investment income–net	253,751	984,214

	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	366,814	1,345,092
Shares issued for dividends reinvested	34,038	57,187
Shares redeemed	(1,057,429)	(2,295,108)
Net Increase (Decrease) in Shares Outstanding	**(656,577)**	**(892,829)**
Class B[a]		
Shares sold	46,478	312,484
Shares issued for dividends reinvested	11,720	9,988
Shares redeemed	(392,934)	(720,803)
Net Increase (Decrease) in Shares Outstanding	**(334,736)**	**(398,331)**
Class C		
Shares sold	267,226	1,112,013
Shares issued for dividends reinvested	12,181	9,922
Shares redeemed	(763,876)	(1,545,510)
Net Increase (Decrease) in Shares Outstanding	**(484,469)**	**(423,575)**
Class R		
Shares sold	419	6,624
Shares issued for dividends reinvested	47	588
Shares redeemed	(31)	(42,986)
Net Increase (Decrease) in Shares Outstanding	**435**	**(35,774)**
Class T		
Shares sold	44,365	36,024
Shares issued for dividends reinvested	1,281	1,839
Shares redeemed	(39,919)	(12,697)
Net Increase (Decrease) in Shares Outstanding	**5,727**	**25,166**

[a] *During the period ended February 28, 2006, 55,675 Class B shares representing $817,307 were automatically converted to 54,906 Class A shares and during the period ended August 31, 2005, 74,626 Class B shares representing $1,072,499 were automatically converted to 73,785 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	14.81	13.95	12.91	12.81	14.49	17.68
Investment Operations:						
Investment income—net[b]	.07	.20	.10	.09	.05	.05
Net realized and unrealized gain (loss) on investments	.15	.82	1.02	.04	(1.68)	(3.05)
Total from Investment Operations	.22	1.02	1.12	.13	(1.63)	(3.00)
Distributions:						
Dividends from investment income—net	(.12)	(.16)	(.08)	(.03)	(.05)	(.02)
Dividends from net realized gain on investments	–	–	–	–	–	(.17)
Total Distributions	(.12)	(.16)	(.08)	(.03)	(.05)	(.19)
Net asset value, end of period	14.91	14.81	13.95	12.91	12.81	14.49
Total Return (%)	1.44[c,d]	7.35[c]	8.67[c]	1.05[c]	(11.29)[c]	(17.10)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.67[d]	1.35	1.35	1.35	1.35	1.35
Ratio of net expenses to average net assets	.66[d]	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	.49[d]	1.39	.72	.72	.34	.30
Portfolio Turnover Rate	–[d]	3.89	2.21	.93	9.07	4.07
Net Assets, end of period ($ x 1,000)	86,497	95,660	102,518	88,746	47,336	52,688

[a] *The fund changed to a five class fund on April 15, 2002. The existing shares were redesignated Class A shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,			
		2005	2004	2003	2002[a]
Per Share Data ($):					
Net asset value, beginning of period	14.62	13.76	12.77	12.77	14.62
Investment Operations:					
Investment income (loss)−net[b]	.02	.09	(.00)[c]	(.00)[c]	(.01)
Net realized and unrealized gain (loss) on investments	.13	.82	1.00	.03	(1.84)
Total from Investment Operations	.15	.91	1.00	.03	(1.85)
Distributions:					
Dividends from investment income−net	(.08)	(.05)	(.01)	(.03)	−
Net asset value, end of period	14.69	14.62	13.76	12.77	12.77
Total Return (%)[d]	1.00[e]	6.65	7.81	.26	(12.65)[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04[e]	2.10	2.10	2.10	.80[e]
Ratio of net expenses to average net assets	1.04[e]	2.10	2.10	2.10	.80[e]
Ratio of net investment income (loss) to average net assets	.12[e]	.64	(.03)	(.03)	(.07)[e]
Portfolio Turnover Rate	−[e]	3.89	2.21	.93	9.07
Net Assets, end of period ($ x 1,000)	42,786	47,455	50,172	39,290	8,233

[a] From April 15, 2002 (commencement of initial offering) to August 31, 2002.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,			
		2005	2004	2003	2002[a]
Per Share Data ($):					
Net asset value, beginning of period	14.61	13.76	12.77	12.77	14.62
Investment Operations:					
Investment income (loss)−net[b]	.02	.09	(.00)[c]	(.00)[c]	(.01)
Net realized and unrealized gain (loss) on investments	.14	.81	1.01	.03	(1.84)
Total from Investment Operations	.16	.90	1.01	.03	(1.85)
Distributions:					
Dividends from investment income−net	(.08)	(.05)	(.02)	(.03)	−
Net asset value, end of period	14.69	14.61	13.76	12.77	12.77
Total Return (%)[d]	1.07[e]	6.58	7.88	.25	(12.65)[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04[e]	2.10	2.10	2.10	.80[e]
Ratio of net expenses to average net assets	1.04[e]	2.10	2.10	2.10	.80[e]
Ratio of net investment income (loss) to average net assets	.12[e]	.63	(.03)	(.03)	(.08)[e]
Portfolio Turnover Rate	−[e]	3.89	2.21	.93	9.07
Net Assets, end of period ($ x 1,000)	65,325	72,062	73,690	52,613	9,046

[a] *From April 15, 2002 (commencement of initial offering) to August 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,			
		2005	2004	2003	2002[a]
Per Share Data ($):					
Net asset value, beginning of period	15.06	13.97	12.90	12.81	14.62
Investment Operations:					
Investment income—net[b]	.10	.26	.13	.11	.03
Net realized and unrealized gain (loss) on investments	.14	1.03	1.04	.05	(1.84)
Total from Investment Operations	.24	1.29	1.17	.16	(1.81)
Distributions:					
Dividends from investment income—net	(.13)	(.20)	(.10)	(.07)	–
Net asset value, end of period	15.17	15.06	13.97	12.90	12.81
Total Return (%)	1.56[c]	9.29	9.13	1.26	(12.38)[c]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.54[c]	1.10	1.10	1.13	.42[c]
Ratio of net expenses to average net assets	.54[c]	1.10	1.10	1.13	.42[c]
Ratio of net investment income to average net assets	.63[c]	1.79	1.01	.93	.23[c]
Portfolio Turnover Rate	–[c]	3.89	2.21	.93	9.07
Net Assets, end of period ($ x 1,000)	110	103	596	1	1

[a] *From April 15, 2002 (commencement of initial offering) to August 31, 2002.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

See notes to financial statements.

Class T Shares	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,			
		2005	2004	2003	2002[a]
Per Share Data ($):					
Net asset value, beginning of period	14.70	13.86	12.84	12.79	14.62
Investment Operations:					
Investment income—net[b]	.05	.16	.07	.06	.01
Net realized and unrealized gain (loss) on investments	.14	.82	1.01	.03	(1.84)
Total from Investment Operations	.19	.98	1.08	.09	(1.83)
Distributions:					
Dividends from investment income—net	(.10)	(.14)	(.06)	(.04)	–
Net asset value, end of period	14.79	14.70	13.86	12.84	12.79
Total Return (%)[c]	1.29[d]	7.14	8.39	.74	(12.52)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.79[d]	1.60	1.60	1.60	.61[d]
Ratio of net expenses to average net assets	.79[d]	1.60	1.60	1.60	.61[d]
Ratio of net investment income to average net assets	.37[d]	1.12	.51	.47	.13[d]
Portfolio Turnover Rate	–[d]	3.89	2.21	.93	9.07
Net Assets, end of period ($ x 1,000)	3,154	3,050	2,527	1,031	403

[a] *From April 15, 2002 (commencement of initial offering) to August 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Core Equity Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to achieve long-term capital appreciation. The Dreyfus Corporation ("Dreyfus" or the "Manager") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim & Co.") serves as the fund's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge. Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective on March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

• By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders-managed fund since on or before February 28, 2006.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective on March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the

National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least

100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $5,510,021 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2005. If not applied, $69,610 of the carryover expires in fiscal 2009, $1,191,615 expires in fiscal 2010, $1,280,759 expires in fiscal 2011, $333,454 expires in fiscal 2012 and $2,634,583 expires in fiscal 2013.

The tax character of current year distributions paid to shareholders during the fiscal year ended August 31, 2005 were as follows: ordinary income $1,624,450. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended February 28, 2006 was approximately $328,600, with a related weighted average annualized interest rate of 4.64%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with Dreyfus, Dreyfus provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. Dreyfus also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay Dreyfus a fee, calculated daily and paid monthly, at the annual rate of 1.10% of the value of the fund's average daily net assets. A portion of the fund's management fee, in the amount of .10% of the fund's average daily net assets, is being waived from February 7, 2006 until October 4, 2006. Sarofim & Co. has agreed to waive receipt of a portion of its sub-investment advisory fee, which is paid by Dreyfus out of its management fee received by Dreyfus from the fund. Dreyfus will, in turn, pass that waiver onto the fund. The expense reimbursement, pursuant to the undertaking, amounted to $12,067 during the period ended February 28, 2006. Out of its fee, Dreyfus pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, Dreyfus is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 1, 2005, each Director receives $45,000 per year, plus $6,000 for each joint board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and are reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee as applicable will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to Dreyfus, are in fact paid directly by Dreyfus to the non-interested Directors.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Sarofim & Co., Dreyfus has agreed to pay Sarofim & Co. an annual fee of .30% of the value of the fund's average daily net assets, payable monthly.

During the period ended February 28, 2006, the Distributor retained $11,422 and $158 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $81,533 and $7,084 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended February 28, 2006, Class A, Class B, Class C and Class T shares were charged $114,145, $169,156, $258,189 and $3,783, respectively, pursuant to their respective Plans. During the period ended February 28, 2006, Class B, Class C and Class T shares were charged $56,385, $86,063 and $3,783, respectively, pursuant to the Service Plan.

Under their terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the

Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $169,137, Rule 12b-1 distribution plan fees $80,387 and shareholder services plan fees $21,587 which are offset against an expense reimbursement currently in effect in the amount of $12,066.

(c) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2006, amounted to $0 and $22,874,202, respectively.

At February 28, 2006, accumulated net unrealized appreciation on investments was $33,462,827, consisting of $41,120,899 gross unrealized appreciation and $7,658,072 gross unrealized depreciation.

At February 28, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on October 26 and 27, 2005, the Board considered the re-approval, through its annual renewal date of April 4, 2006, of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services, and the Sub-Investment Advisory Agreement (the "Sub-Investment Advisory Agreement") between the Manager and Sarofim & Co., with respect to the fund, pursuant to which Sarofim & Co. provides day-to-day management of the fund's investments subject to the Manager's oversight. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager and Sarofim & Co.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members considered information previously provided to them in a presentation from representatives of the Manager at the March 29 and 30, 2005 Board meeting (the "March Meeting") regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement, and by Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the Board members also referenced information provided and discussions at the March Meeting regarding the relationships the Manager has with various intermediaries and the different needs of each, the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also considered the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered Sarofim & Co.'s research and portfolio management capabilities. The Board members also considered that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over Sarofim & Co.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members discussed the results of the comparisons for various periods ended September 30, 2005, and noted that the fund's total return performance was higher than the comparison group and Lipper category averages for the 5-year period, but was lower than the comparison group average for the 1- and 3-year periods. The Board discussed with representatives of the Manager and Sarofim & Co. the investment strategy employed in the management of the fund's assets and how that strategy affected the fund's performance, particularly during periods when the fund underperformed the Lipper category and comparison group averages. The Board members noted that Sarofim & Co. is an experienced manager with a long-term "buy-and-hold" investment approach to investing in what generally is known as "mega-cap" companies. Sarofim & Co.'s considerable reputation, based on following this investment approach, was noted.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios in the comparison group and the expense ratio averages of the comparison group and Lipper category. The Board members noted that the fund was the only fund in the comparison group of funds with a "unitary fee" structure. The Board members noted that the fund's expense ratio was lower than the fund's Lipper category average, but was higher than the fund's comparison group average.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category, as the fund, or in the "Large-Cap Core Variable Insurance Products" category of Lipper (the "Similar Funds"), and by other accounts managed by the Manager, Sarofim & Co. or their respective affiliates with similar investment objectives, policies and strategies as the fund (the "Adviser Accounts," and, collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's and Sarofim & Co.'s perspective, as applicable, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager or Sarofim & Co. and discussed the relationship of the fees paid in light of the Manager's or Sarofim & Co.'s performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager and Sarofim & Co. to evaluate the appropriateness and reasonableness of the fund's management fee and sub-investment advisory fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

The Board considered the fee to Sarofim & Co. in relation to the fee paid to the Manager and the respective services provided by Sarofim & Co. and the Manager. The Board also noted that Sarofim & Co.'s fee is paid by the Manager and not the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager or Sarofim & Co. from acting as investment adviser and sub-investment adviser, respectively, and noted the soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. Since the Manager, and not the fund, pays Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement, the Board did not consider Sarofim & Co.'s profitability to be relevant to its deliberations. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement and Sub-Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager and Sarofim & Co. are adequate and appropriate.

- The Board was concerned with the fund's total return performance, especially over the one-and three-year periods. However, the Board understood that the fund's performance was consistent with Sarofim & Co.'s investment approach during all periods, which involves investments in high quality mega-cap companies, and that these stocks have been of favor for a long period of time.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of comparative performance and expense and advisory fee information, cost of services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund and that the fee paid by the Manager to Sarofim & Co. is reasonable and appropriate.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement and Sub-Investment Advisory Agreement was in the best interests of the fund and its shareholders and that the Management Agreement and Sub-Investment Advisory Agreement would be renewed through its annual renewal period, April 4, 2006.

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the Management Agreement and the Sub-Investment Advisory Agreement. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager and Sarofim & Co.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement, and by Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also considered the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered Sarofim & Co.'s research and portfolio management capabilities. In response to a question from a Board member regarding research personnel, a representative of Sarofim & Co. reviewed recent and upcoming personnel additions in its research department. The Board members also considered that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over Sarofim & Co.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of large-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional large-cap core funds (the "Performance Universe") selected and provided by Lipper Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the funds in the Performance Group and the Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and noted that the fund's total return performance was below the Performance Group and Performance Universe medians for the periods. The Board discussed with representatives of the Manager and Sarofim & Co. the investment strategy employed in the management of the fund's assets and how that strategy affected the fund's relative performance. The Board members noted that Sarofim & Co. is an experienced manager with a long-term "buy-and-hold" investment approach to investing in what generally is known as "mega-cap" companies. Sarofim & Co.'s considerable reputation, based on following this investment approach, was noted. A representative of the Manager provided the Board members with industry-related analysis from third party, non-affiliated entities which noted the general underperformance of mega-cap companies and the consistent process of Sarofim & Co. Representatives of the Manager asserted that Sarofim & Co. and its investment style were prominently featured in marketing materials so that investors would be informed about, and expect the fund to be sub-advised by Sarofim & Co. and its performance to be consistent with, Sarofim & Co.'s long-term buy-and-hold investment approach to investing in "mega-cap" companies. A representative of Sarofim & Co. informed the Board members that Sarofim & Co. believes the valuations of fund portfolio holdings are relatively attractive, noting the aggregate fundamentals of the fund's portfolio holdings, as well as those of certain securities in the portfolio, as compared to the Standard and Poor's 500 Composite Stock Price Index, including, among other things, price/earnings ratios, earnings growth and capital ratios.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure. The Board members noted that the fund's expense ratio was higher than the Expense Group and Expense Universe medians. Representatives of the Manager and Sarofim & Co. and the Board members agreed that Sarofim & Co. would voluntarily waive a portion of its sub-investment advisory fee paid by the Manager (and the Manager would, in turn, waive that portion of the fund's management fee paid by the fund) in the amount of 0.10% of the value of the fund's average daily net assets until October 4, 2006.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included with the fund in the Large-Cap Core category, or in the "Large-Cap Core Variable Insurance Products" category, of Lipper (the "Similar Funds"), and by other accounts managed by the Manager, Sarofim & Co. or their respective affiliates with similar investment objectives, policies and strategies as the fund (the "Adviser Accounts," and, collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's and Sarofim & Co.'s perspective, as applicable, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager or Sarofim & Co. and discussed the relationship of the fees paid in light of the Manager's or Sarofim & Co.'s performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager and Sarofim & Co. to evaluate the appropriateness and reasonableness of the fund's management fee and sub-investment advisory fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

The Board considered the fee to Sarofim & Co. in relation to the fee paid to the Manager and the respective services provided by Sarofim & Co. and the Manager. The Board also noted that Sarofim & Co.'s fee is paid by the Manager and not the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager or Sarofim & Co. from acting as investment adviser and sub-investment adviser, respectively, and noted the soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. Since the Manager, and not the fund, pays Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement, the Board did not consider Sarofim & Co.'s profitability to be relevant to its deliberations. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement and Sub-Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by the Manager and Sarofim & Co. are adequate and appropriate.

• The Board was concerned with the fund's performance, and while management assured the Board members that portfolio management had been consistent with the strategy description in fund materials and Sarofim & Co.'s stated investment style, the Board determined to continue to closely monitor performance and to renew the Management Agreement and the Sub-Advisory Agreement only for a six-month period, through October 4, 2006.

• The Board concluded, taking into account the voluntary fee waiver, that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, cost of services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund and the fee paid by the Manager to Sarofim & Co. is reasonable and appropriate.

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement and Sub-Investment Advisory Agreement was in the best interests of the fund and its shareholders and that the Management Agreement and Sub-Investment Advisory Agreement would be renewed through October 4, 2006.

For More Information

**Dreyfus Premier
Core Equity Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center,
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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